

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Jaisim Shah
Chief Executive Officer & President
Scilex Holding Company
960 San Antonio Road
Palo Alto, CA 94303

> **Re: Scilex Holding Company**
> **Registration Statement on Form S-1**
> **Filed April 10, 2023**
> **File No. 333-271204**

Dear Jaisim Shah:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeff Hartlin, Esq.